210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Reovirus Research to be Presented at ASCO Annual Meeting

CALGARY, AB, --- May 21, 2010 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that abstracts covering clinical research with reovirus (REOLYSIN®) are available on the American Society of Clinical Oncology (ASCO) website at www.asco.org, and on the Oncolytics website at www.oncolyticsbiotech.com. The research is scheduled to be presented at the ASCO 2010 Annual Meeting in Chicago, IL, June 4-8, 2010.

The first abstract entitled “A phase I/II study of oncolytic reovirus plus carboplatin/paclitaxel in patients with advanced solid cancers with emphasis on squamous cell carcinoma of the head and neck (SCCHN),” covers a poster presentation of updated results from the REO 011 study. The researchers reported that thirty-one patients (24 males; median age 59 years) with head and neck cancer (n=24), melanoma (n=4), peritoneal/endometrial cancer (n=2), or sarcoma (n=1) received 147 cycles (median 5, range 1-8) of treatment. In the dose-escalation phase of the study, there were no dose-limiting toxicities. Grade 3/4 toxicities included anaemia, leucopenia, neutropenia, lymphopenia, thrombocytopenia, infection and hypotension. Neutralising antireovirus antibody responses will be presented. In the Phase 1 study, partial responses (PR) were noted in two of five patients with head and neck cancer. The Phase 2 study treated head and neck cancer patients at the maximum dose level (3 x 1010 TCID50) in order to further assess tumour response. In total, 19 patients with head and neck cancer received at least two cycles and are evaluable for response. Most were SCCHN refractory to previous platinum-based chemotherapy for recurrent/metastatic disease. PR was seen in eight patients (42%) and stable disease (SD) in six (32%). One additional PR and one SD were observed among four patients with malignant melanoma. The researchers expect final results for median overall survival (OS) and progression free survival (PFS) will be presented.

The researchers concluded that intravenous administration of reovirus in combination with carboplatin/paclitaxel is a safe and well-tolerated combination with promising anticancer activity in SCCHN. Further evaluation of this combination in a randomized Phase III trial in SCCHN is underway. The poster is expected to be presented in a session on Monday June 7, 2010 from 8:00 am to 12:00 pm CDT.

The second abstract entitled “Phase II study of reovirus with paclitaxel (P) and carboplatin (C) in patients with metastatic non-small cell lung cancer (NSCLC) who have Kras or EGFR-activated tumors,” covers a poster presentation relating to the structure of the Company’s REO 016 trial. The poster is expected to be presented in a session on Monday June 7, 2010 from 8:00 am to 12:00 pm CDT.

The third abstract entitled “Phase I/II trial of reovirus serotype 3-Dearing strain in patients with recurrent ovarian cancer,” covers a poster presentation relating to the structure of a National Cancer Institute (NCI) sponsored study for patients with metastatic ovarian, peritoneal and fallopian tube cancers using concurrent intravenous and intraperitoneal administration of REOLYSIN.  The poster is expected to be presented in a session on Monday June 7, 2010 from 8:00 am to 12:00 pm CDT.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the abstracts and materials presented on the ASCO website and at this meeting with respect to REOLYSIN, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com